SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D*

 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
 (Amendment No. )

Tombstone Technologies, Inc
 (Name of Issuer)

Common Stock
Preferred Stock
(Title of Class of Securities)

889898102
 (CUSIP Number)

Lisa Anderson Hunt
10001 Woodloch Forest Dr., Suite 325
The Woodlands, TX 77380
281-825-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D         PAGE 2 OF 4 PAGES

1       NAME OF REPORTING PERSON – Lisa Anderson Hunt

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [  ]  (b) [X]

3       SEC USE ONLY

4       SOURCE OF FUNDS – Mining lease

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION - United States

7       SOLE VOTING POWER –

Lisa Anderson Hunt:

4,369,208 shares of Common Stock
25,327 shares of Series A Preferred Stock that is convertible into 5,268,012 shares of Common Stock
55,571 shares of Series B Preferred Stock that is convertible into 13,781,381 shares of Common Stock

8       SHARED VOTING POWER –

Jewel S. Hunt V:

4,369,208 shares of Common Stock
25,327 shares of Series A Preferred Stock that is convertible into 5,268,012 shares of Common Stock
55,571 shares of Series B Preferred Stock that is convertible into 13,781,381 shares of Common Stock

9       SOLE DISPOSITIVE POWER -

Lisa Anderson Hunt:

4,369,208 shares of Common Stock
25,327 shares of Series A Preferred Stock that is convertible into 5,268,012 shares of Common Stock
55,571 shares of Series B Preferred Stock that is convertible into 13,781,381 shares of Common Stock

10      SHARED DISPOSITIVE POWER –

Jewel S. Hunt V:

4,369,208 shares of Common Stock
25,327 shares of Series A Preferred Stock that is convertible into 5,268,012 shares of Common Stock
55,571 shares of Series B Preferred Stock that is convertible into 13,781,381 shares of Common Stock

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON –

Lisa Anderson Hunt:

4,369,208 shares of Common Stock
25,327 shares of Series A Preferred Stock that is convertible into 5,268,012 shares of Common Stock
55,571 shares of Series B Preferred Stock that is convertible into 13,781,381 shares of Common Stock

Jewel S. Hunt V:

4,369,208 shares of Common Stock
25,327 shares of Series A Preferred Stock that is convertible into 5,268,012 shares of Common Stock
55,571 shares of Series B Preferred Stock that is convertible into 13,781,381 shares of Common Stock

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Lisa Anderson Hunt and Jewel S. Hunt V combined:

Common Stock – 25.8%
Series A Preferred Stock – 40.5%
Series B Preferred Stock – 88.9%

14      TYPE OF REPORTING PERSON* - Individual

SCHEDULE 13D PAGE 3 OF 4 PAGES

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares ("Shares") of Tombstone Technologies Inc. (the "Issuer"). The principal executive office of the Issuer is located at 10001 Woodloch Forest Drive, Suite 325, The Woodlands, TX 77380

Item 2. Identity and Background.

(a) This statement is filed by Lisa Anderson Hunt, an individual investor (the "Reporting Person").

(b) The principal business address of the Reporting Person 10001 Woodloch Forest Dr., Suite 325, The Woodlands, TX 77380.

(c) The principal business of the Reporting Person is providing management services to small growth companies.

(d) The Reporting Person has, during the last five years, not been convicted in a criminal proceeding.

 (e) The Reporting Person has, during the last five years, not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an individual U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by the Reporting Person were acquired with his own funds and services performed.

Item 4 Purpose of Transaction.

The Reporting Person acquired the Shares for investment in the ordinary course of business.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer,and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon the total of 33,878,000 shares of Common Stock outstanding, 125,000 shares of Series A Preferred Stock outstanding, 125,000 shares of Series B Preferred Stock and warrants to purchase 8,576,000 shares outstanding on October 29, 2010.  As of the close of business on October 29, 2010, the Reporting Person beneficially owned 46.4 % of the shares outstanding on a fully diluted basis.

(b) The Reporting Person has voting and dispositive powers over more than 25.8 % of the Common Shares outstanding and 46.4% on a fully diluted basis.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is: None

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Not applicable

SCHEDULE 13D PAGE 4 OF 4 PAGES

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2010
Lisa Anderson Hunt
BY: /s/ Lisa Anderson Hunt